Exhibit 1
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                                                                    CONFIDENTIAL
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                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          (A GOVT. OF INDIA ENTERPRISE)


MINUTES OF THE 19TH ANNUAL GENERAL MEETING OF MAHANAGAR TELEPHONE NIGAM LIMITED HELD ON WEDNESDAY THE 28TH SEPTEMBER, 2005 AT 1530 HRS. AT FICCI GOLDEN JUBILEE AUDITORIUM, TANSEN MARG, NEW DELHI - 110 001.

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P R E S E N T  :
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     1.   Shri R.S.P. Sinha, Chairman and Managing Director
     2.   Shri V. Shivkumar, Director (HR)
     3.   Shri Kuldip Singh, Director(T)
     4.   Smt. Anita Soni, Director(F)
     5.   Shri Kuldeep Goyal, ED(Mumbai) & ex-officio Director
     6.   Shri A.K. Arora, ED(Delhi)
     7.   Shri A.C. Padhi, Director
     8.   Shri S.C. Ahuja., Company Secretary


                                  SHAREHOLDERS
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     1.   Mrs. Anima Roy, President's Nominee
     2.   Other shareholders as per details in the Attendance Register.

At the outset, the Company Secretary informed that the quorum was present and requested the Chairman and Managing Director to call the meeting to order, address the shareholders and proceed with the business of the meeting.

Shri R.S.P. Sinha, Chairman and Managing Director, welcomed the members to the 19th Annual General Meeting of the Company and delivered the Chairman's Speech.

The Audited Accounts for the year ended 31st March, 2005 and Directors' Report together with Addendum thereto, report of the Statutory Auditors and Comments of Comptroller and Auditor General of India on the Accounts of the Company were taken as read with the permission of the shareholders. Thereafter, the following business was transacted:-

ORDINARY BUSINESS
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Item No.1      TO RECEIVE, CONSIDER AND ADOPT THE AUDITED BALANCE SHEET OF THE
               COMPANY AS AT 31ST MARCH, 2005 AND THE PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED ON THAT DATE TOGETHER WITH THE REPORTS OF THE AUDITORS AND DIRECTORS AND THE COMMENTS OF THE COMPTROLLER AND AUDITOR GENERAL OF INDIA THEREON U/S 619(4) OF THE COMPANIES ACT, 1956.

Proposed by Smt. Anima Roy, President's Nominee and seconded by Shri Nirmal Kumar (Folio No.339), the following resolution was unanimously passed as an ordinary resolution:-

     "RESOLVED THAT the audited Balance Sheet as at 31st March, 2005 and the Profit and Loss Account for the year ended on that date together with the reports of the Auditors and Directors along with the Comments of the Comptroller and Auditor General of India, thereon, under section 619(4) of the Companies Act, 1956, be and are hereby approved."

Item No.2      TO DECLARE A DIVIDEND.

Proposed by Smt. Anima Roy, President's Nominee, and seconded by Shri P.K. Goyal (Folio No.115253), the following resolution was unanimously passed as an ordinary resolution:-

     "RESOLVED THAT dividend @ 45% absorbing Rs.2835 million (inclusive of 20% interim dividend already paid) be and is hereby declared out of the current profits of the Company for the year ended 31st March, 2005 on the paid up share capital of Rs.6300 million including the shares represented by ADRs and the same be paid to those shareholders whose name appear:


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


     a) As Beneficial Owners as at the end of the business hours on 15th September, 2005 as per the list furnished by the Depository in respect of the shares held in electronic form, and

     b) As Members in the Register of Members of the Company after giving effect to all valid share transfers in physical form lodged with the Company on or before 15th September, 2005."

Item No.3      TO APPOINT DIRECTOR IN PLACE OF THOSE RETIRING BY ROTATION.

In this regard, the Company Secretary informed that Shri Adhik Shirodkar, appointed as non-official part-time Director in 2003 for a period of 3 years subject to rotational appointment as per the provisions of section 255 & 256 of the Companies Act, was proposed to be re-appointed at the AGM. However, MTNL has been advised by the DOT/Govt. of India, vide their letter No.51-1/01-OC/PSA(Vol-II) dtd.20.9.2005 that the Govt. does not propose to support the resolution for his re-appointment as non-official part-time Director. Hence the resolution was dealt with accordingly and Shri Shirodkar was not re-appointed as non-official part-time Director at the AGM.

Item No. 4     TO FIX THE REMUNERATION OF THE STATUTORY AND BRANCH AUDITORS TO
               BE APPOINTED BY THE COMPTROLLER AND AUDITOR GENERAL OF INDIA FOR
               THE FINANCIAL YEAR 2005-06.

Proposed by Smt. Anima Roy, President's Nominee and seconded by Ms. Sudha Sharma (Folio No.17233), the following resolution was unanimously passed as an ordinary resolution:-

     "RESOLVED THAT the Board of Directors of the Company be and is hereby authorised to fix the remuneration of the Statutory and Branch Auditors to be appointed by the Comptroller and Auditor General of India for the financial year 2005-2006, as may be deemed fit."


The Chairman thanked all the shareholders for their support in passing all the resolutions.

Thereafter, all the questions/queries raised by the shareholders were replied to by the Chairman.


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


The meeting ended with a vote of thanks to the Chair and valued shareholders including the President's Nominee.


                                                                  (R.S.P. SINHA)
                                                    CHAIRMAN & MANAGING DIRECTOR


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